Filed pursuant to Rule 424(b)(3)

Registration No. 333- 222124

DPW Holdings, Inc.

 1,097,055 Shares of Common Stock

This prospectus relates to the resale or other disposition from time to time of up to 1,097,055 shares of our common stock to be offered by the selling stockholder, including (i) 150,000 shares of common stock (the “Shares”) issued to an investor in our December 2017 private placement (the “Shares”) and (ii) up to 947,055 shares of our common stock (the “December 2017 Debenture Shares”) issuable upon conversion of the 10% Original Issue Discount Convertible Debenture issued to the investor in the private placement, including principal and interest payable thereon (the “December 2017 Debenture”).

The selling stockholder may, from time to time, sell, transfer, or otherwise dispose of any or all of its shares of common stock from time to time on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” which begins on page 16.

We are not offering any shares of our common stock for sale under this prospectus. We will not receive any of the proceeds from the sale of common stock by the selling stockholder.  All expenses of registration incurred in connection with this offering are being borne by us. All selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder.

Our common stock is quoted on the NYSE American under the symbol “DPW.” On January 12, 2018, the last reported sale price of our common stock as reported on the NYSE American was $2.81 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained herein and in our Annual Report on Form 10-K for the year ended December 31, 2016, as well as our subsequently filed periodic and current reports, which we file with the Securities and Exchange Commission and which are incorporated by reference into the registration statement of which this prospectus is a part. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2018.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) using a “shelf” registration or continuous offering process.

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find More Information” and “Incorporation of Documents by Reference” in this prospectus.

This prospectus may be supplemented from time to time to add, to update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any related free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have filed with the SEC that is incorporated by reference, is accurate as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Unless otherwise stated or the context requires otherwise, references to “Digital Power”, the “Company,” “we,” “us” or “our” are to DPW Holdings, Inc. and its subsidiaries.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in it contain forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on our expectations, beliefs, forecasts, intentions and future strategies and are signified by the words "expects," "anticipates," "intends," "believes" or similar language. In addition, any statements that refer to projections of our future financial performance, our anticipated growth, trends in our business and other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified above, under “Risk Factors” and elsewhere in this report. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this report and speak only as of the date hereof.

The Company disclaims any current intention to update its “forward-looking statements,” and the estimates and assumptions within them, at any time or for any reason. In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward-looking statements:” (a) our continued operating and net losses in the future; (b) our need for additional capital for our operations and to fulfill our business plans, (c) dependency on Advice Electronics Ltd. to design and manufacture products; (d) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (e) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (f) dependency on developer partners for the development of some of our custom design products; (g) dependency on sales of our legacy products for a meaningful portion of our revenues; (h) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (i) the ability of the Company to attract, retain and motivate key personnel; (j) dependence on a few major customers; (k) dependence on the electronic equipment industry; (l) reliance on third-party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (m) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (n) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (o) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (p) variations in operating results from quarter to quarter; (q) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the SEC, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.dpwholdings.com.

ABOUT THE COMPANY

Company Overview

We are a growth company seeking to increase our revenues through acquisitions. Our strategy reflects our management and Board’s current philosophy that occurred as a result of a change in control completed in September 2016. Our acquisition and development target strategy includes companies that have developed a “new way of doing business” in mature, well-developed industries experiencing changes due to new technology; companies that may become profitable or more profitable through efficiency and reduction of costs; companies that are related to our core business in the commercial and defense industries; and companies that will enhance our overall revenues. It is our goal to substantially increase our gross revenues in the near future.

We were originally a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the medical, military, telecom and industrial markets. Although we intend to seek growth through acquisitions, we will continue to focus on high-grade and custom product designs for the commercial, medical and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions.

We also have operations located in Europe through our wholly-owned subsidiary, Digital Power Limited ("DPL"), Salisbury, England, which operates under the brand name of “Gresham Power Electronics” (“Gresham”). DPL designs, manufactures and sells power products and system solutions mainly for the European marketplace, including power conversion, power distribution equipment, DC/AC (Direct Current/Active Current) inverters and UPS (Uninterrupted Power Supply) products. Our European defense business is specialized in the field of naval power distribution products.

On November 30, 2016, Digital Power formed Digital Power Lending, LLC (“DP Lending”), a wholly-owned subsidiaries. DP Lending is engaged in providing commercial loans to companies throughout the United States to provide them with operating capital to finance the growth of their businesses. The loans will primarily be short-term, ranging from six to twelve months.

On June 2, 2017, we completed the acquisition of a 56.4% majority interest in Microphase Corp. (“Microphase”) Microphase is a customer-driven supplier of advanced electronic technology solutions serving applications from DC to 100 GHz across a diverse mix of markets. Microphase designs, develops and manufactures standard and customized state-of-the-art RF, Microwave, and Millimeter-wave components, devices, subsystems and integrated modules for the worldwide commercial wireless infrastructure, defense & aerospace, satellite, wireless multimedia and consumer electronics, public safety and homeland/global security markets.

In addition, on September 1, 2017, Coolisys Technologies, Inc. (“Coolisys”), a Delaware corporation and wholly owned subsidiary of DPW Holdings, Inc. (the “Company”), completed the acquisition of all of the Membership Interests of Power Plus Technical Distributors LLC.  Power-Plus Technical Distributors is an industrial distributor of value added power supply solutions, UPS systems, fans, filters, line cords, and other power-related components.  As a result of the acquisition, Power Plus Technical Distributors has become a subsidiary of Coolisys.

 On August 16, 2017, the Company approved the issuance and sale of (i) 272,727 shares of our common stock at a purchase price equal to $0.55 per share and (ii) warrants to purchase up to 272,727 shares of our common stock at $0.65 per share to two shareholders for an aggregate purchase price of $150,000. These shares and warrants have yet to be issued by the Company and are subject to approval from the NYSE American prior to issuance. In addition, the Company is obligated to issue to Spartan Capital 100,000 shares of our common stock for capital advisory services.

In October 2017, Ault & Company purchased 75,000 shares of our common stock at $0.60 per share and a warrant to purchase up to 75,000 shares at $0.60 per share for an aggregate purchase price of $45,000. These shares and warrants have yet to be issued by the Company and are subject to approval from the NYSE American prior to issuance.

Also, in October 2017, William Gordon, the Company’s Vice President, purchased 128,806 shares of our common stock at $0.67 for cancellation of $93,000 in debt that was owed to Mr. Gordon in connection with the Company’s acquisition of Power Plus Technical Distributors LLC. These shares were issued to Mr. Gordon under the Company’s shelf registration statement (Reg. No. 333-215834).

On November 2, 2017, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell to the investor (i) at the first closing, 300,000 shares of restricted common stock of the Company and a 10% Original Issue Discount Convertible Debenture for a purchase price of $1,010,000 with a principal face amount of $1,111,000 and (ii) at the second closing, an additional 10% Original Issue Discount Convertible Debenture for an aggregate purchase price of $990,000 with an aggregate principal face amount of $1,089,000.

On November 7, 2017, we entered into subscription agreements with investors, under which we agreed to issue and sell 725,000 shares of common stock to the investors at $0.60 per share for an aggregate purchase price of $435,000. $180,000 of the aggregate purchase price was paid in cash and $255,000 was in consideration for the cancellation of debt incurred by the Company.

On December 4, 2017, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell to the investor an aggregate of 150,000 shares of restricted common stock and 10% Original Issue Discount Convertible Debentures for an aggregate purchase price of $500,000 with an aggregate principal face amount of $550,000.  The transaction closed on December 14, 2017 and is described in more detail in “Description of Private Placement Transaction” below.

On December 5, 2017, we entered into an exchange agreement with WT Johnson & Sons (Huddersfield) Limited (the “Holder”), pursuant to which we issued to the Holder, (a) a convertible promissory note in the principal amount of $600,000 and (b) a convertible promissory note in the principal amount of $1,667,766,  in exchange for cancellation of (i) an outstanding loan made by the Holder to MTIX Ltd., an indirect wholly owned subsidiary of the Company, in the amount of $265,666; and (ii) cancellation of an aggregate of $2,002,500 owed by us to the Holder pursuant to an Agreement for the Sale and Purchase of the Textile Multi-Laser Enhancement Technology Machine dated as of July 21, 2017 by and between MTIX and the Holder. The transaction closed on December 13, 2017.

On December 5, 2017, we entered into an exchange agreement with several accredited investors, pursuant to which we issued to each of the investors, (a) shares of common stock, no par value (the “Conversion Shares”), and (b) a warrant (the “Warrant”) to purchase shares of common stock (the “Warrant Shares”), in exchange for cancellation of outstanding debt owed to the Investors by Microphase in the amount of $690,000. Pursuant to the terms of the agreement, the Investors were entitled to 10% interest payable on the debt until August 31, 2017 and an additional premium of 25%, resulting in an aggregate amount of debt of $896,939 (the “Debt”). The number of Conversion Shares issuable to each Investor was derived by dividing the individual’s portion of the Debt by the 10-day trailing volume-weighted average price ending on August 4, 2017, resulting in the issuance of an aggregate of 1,523,852 Conversion Shares. Each Investor was entitled to receive a Warrant to purchase that number of Warrant Shares equal to 25% of the Conversion Shares the Investor was issued. Each Warrant is exercisable for $1.10 per share, carries a term of three years, is exercisable on a cashless basis and contains standard anti-dilution provisions. The agreement provides for registration rights under the Securities Act of 1933, as amended for the Conversion Shares and the Warrant Shares. The transaction closed on December 13, 2017.

On December 5, 2017, we entered into a subscription agreement with one investor for the sale of 640,000 shares of common stock at $1.25 per share for the aggregate purchase price of $800,000.  The transaction was consummated on December 13, 2017.

On December 28, 2017, at the Annual Meeting of Shareholders of DPW Holdings, Inc., then known as Digital Power Corporation, the Company’s shareholders approved a number of proposals, including the reincorporation of the Company from California to Delaware (“Reincorporation”). The effective date of the Reincorporation was December 29, 2017.  Upon consummation of the Reincorporation, the daily business operations of the Company continued as they were conducted by its predecessor immediately prior to the Reincorporation and the officers and directors of the predecessor became the officers and directors of the Company, except that Milton C. Ault III became the Company’s Chief Executive Officer whereas Amos Kohn remained as its President and Chief Financial Officer. The Reincorporation did not affect any of the Company’s material contracts with any third parties, and the Company’s rights and obligations under such material contractual arrangements continue to be rights and obligations of the Company after the Reincorporation. The Reincorporation did not result in any change in headquarters, business, jobs, management, location of any of the offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Reincorporation) of the Company.

On December 31, 2017, CooliSys entered into a Share Purchase Agreement (the “Agreement”) with Micronet Enertec Technologies, Inc. (“MICT”), a Delaware corporation, Enertec Management Ltd., an Israeli corporation and wholly owned subsidiary of MICT (“EML” and, together with MICT, the “Seller Parties”), and Enertec Systems 2001 Ltd. (“Enertec”), an Israeli corporation and wholly owned subsidiary of EML, pursuant to which Coolisys shall acquire Enertec, subject to the terms and conditions set forth in the Agreement. The purchase price consists of a cash payment of $5,250,000 and the assumption of $4,000,000 in Enertec’s liabilities, with the cash portion to be adjusted for any increase or decrease of the $4,000,000 in liabilities.

Our corporate name is DPW Holdings, Inc. for both legal and commercial purposes. We are located at 48430 Lakeview Blvd., Fremont, California, 94538-3158 (telephone number (510) 657-2635). Our website address is www.dpwholdings.com. The information on our website does not constitute part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the following factors as well as the other information contained in this prospectus, in any supplement to this prospectus and in the other reports that we file with the SEC and that we incorporate by reference into this prospectus, before deciding to invest in our securities. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our shares of common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Forward-Looking Statements.”

We generated operating and net losses for the nine months ended September 30, 2017, and for the years ended December 31, 2016, and 2015; we have a risk as a going concern.

We are a growth company and have experienced operating and net losses, and anticipate continuing to experience such losses in the future. For the nine months ended September 30, 2017, we had a loss from operations of approximately $3,549,000 and a net loss of approximately $4,916,000. For the years ended December 31, 2016, and 2015, we had losses from operations of approximately $1,219,000 and $1,003,000 and net losses of approximately $1,122,000 and $1,096,000, respectively.

We expect to continue to incur losses for the foreseeable future and need to raise additional capital to continue business development initiatives and to support our working capital requirements. In March 2017, we were awarded a 3-year, $50 million purchase order by MTIX Ltd. (“MTIX") to manufacture, install and service the Multiplex Laser Surface Enhancement (“MLSE”) plasma-laser system. We believe that the MLSE purchase order will be a source of revenue and generate significant cash flows for us. However, if we are unable to raise additional capital, we may be required to curtail operations and take additional measures to reduce costs, including reducing our workforce, eliminating outside consultants and reducing legal fees in order to conserve cash in amounts sufficient to sustain operations and meet our obligations. As a result of these financing uncertainties, during the third quarter ended September 30, 2017, we recognized that our dependence on ongoing capital requirements to fund our operations raise substantial doubt about our ability to continue as a going concern.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operations and access to capital. We have also experienced complications reporting as a result of material weaknesses which resulted in the restatement of our Form 10-Q for the quarterly period ended June 30, 2017, which was filed with the SEC on August 21, 2017, and amended on November 14, 2017. We have carried out an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the most recent period covered by this report. Based on the foregoing, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of Public Company Accounting Oversight Board (“PCAOB”) Audit Standard No. 5, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses which have caused management to conclude that as of June 30, 2017 our internal controls over financial reporting (“ICFR”) were not effective at the reasonable assurance level:

1.
We do not have sufficient resources in our accounting function, which restricts our ability to gather, analyze and properly review information related to financial reporting in a timely manner. In addition, due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals. Management evaluated the impact of our failure to have segregation of duties during our assessment of our disclosure controls and procedures and concluded that the control deficiency that resulted represented a material weakness.

2.
We have inadequate controls to ensure that information necessary to properly record transactions is adequately communicated on a timely basis from non-financial personnel to those responsible for financial reporting. Management evaluated the impact of the lack of timely communication between non–financial and financial personnel on our assessment of our reporting controls and procedures and has concluded that the control deficiency represented a material weakness.

We have taken steps to remediate some of the weaknesses described above, including a greater level of involvement by our Audit Committee. We intend to continue to address these weaknesses as resources permit.

If we do not continue to satisfy the NYSE American continued listing requirements, our common stock could be delisted from NYSE American.

The listing of our common stock on the NYSE American is contingent on our compliance with the NYSE American’s conditions for continued listing. On December 18, 2015, we were notified by the NYSE American that we were no longer in compliance with the NYSE American continued listing standards because our reported stockholders' equity was below continued listing standards. The NYSE American requires that a listed company's stockholders' equity be $4.0 million or more if it has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. Subsequently, the NYSE American informed us that we are required to attain stockholders’ equity of $6.0 million or more because we experienced a loss for the year ended December 31, 2016.

Following submission of our compliance plan demonstrating how we intend to regain compliance with the continued listing standards, we were notified on March 9, 2016, that the NYSE American granted us a listing extension on the basis of our plan until June 19, 2017. We are subject to periodic review by NYSE American staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in our common stock being delisted from the NYSE American.

On June 19, 2017, we filed a Form 8-K report with the SEC announcing that our Stockholders' Equity was approximately $6,409,000 on a pro-forma basis. In a letter dated June 20, 2017, the NYSE American notified us that we had successfully regained compliance with the NYSE American continued listing standards. Notwithstanding the foregoing, in light of our continue losses, there is no assurance that we will be able to continue to meet the NYSE American continued listing standard. Failure to meet the NYSE American listing requirement, we may be subject to delisting by the NYSE American. In the event our common stock is no longer listed for trading on the NYSE American, our trading volume and share price may decrease and we may experience further difficulties in raising capital which could materially affect our operations and financial results.

On November 20, 2017, we received a letter from NYSE Regulation indicating that the NYSE American had concluded that we failed to comply with Section 401(a) of the NYSE American’s Company Guide, which section requires that a listed company “make immediate public disclosure of all material information concerning its affairs ...” The letter, which relates to our disclosure of certain personnel changes to our board of directors and officers, provided that such letter constituted a warning letter issued to the Company pursuant to Section 1009(a)(i) of the NYSE American Company Guide. On October 12, 2017, we filed a Form 8-K that disclosed that certain personnel changes to our board of directors and executive officers were effective October 6, 2017. On November 6, 2017, we filed an amendment to the above referenced Form 8-K that disclosed that the personnel changes had not in fact occurred. After discussion with the NYSE American, on November 8, 2017, we filed a subsequent Form 8-K that further clarified that we had determined to rescind the personnel changes as of October 23, 2017. In that Form 8-K, we provided additional disclosure explaining why the personnel changes were not undertaken.

On November 29, 2017, we notified the NYSE American, LLC that we were no longer in compliance with Rule 801(h) of the NYSE American Company Guide because, as a smaller reporting company, our Board of Directors was not comprised of at least 50% independent directors. On November 28, 2017, our Board of Directors approved the issuance of cash compensation, and 200,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock subject to vesting and shareholder approval, to Mr. William Horne, a director of the Company, for services. As a result of this compensation, Mr. Horne may not be deemed independent within the meaning of Section 803A(2) of the NYSE American Company Guide. Mr. Horne has resigned from the audit committee of the Board of Directors. Robert Smith has been appointed as chair of the audit committee. On December 8, 2017, our board of directors rescinded the equity compensation granted to Mr. Horne.  We believe that we are therefore presently in compliance with Rule 801(h) of the NYSE American Company Guide.

We will need to raise additional capital to increase our stockholders’ equity and to fund our operations in furtherance of our business plan.

Until we are profitable, we will need to quickly raise additional capital in order to increase our stockholders’ equity in order to continue to meet NYSE American continued listing standards and fund our operations in furtherance of our business plan. The proposed financing may include shares of common stock, shares of preferred stock, warrants to purchase shares of common stock or preferred stock, debt securities, units consisting of the foregoing securities, equity investments from strategic development partners or some combination of each. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to our stockholders, and such dilution may be significant based upon the size of such financing. Additionally, we cannot assure that such funding will be available on a timely basis, in needed quantities, or on terms favorable to us, if at all.

Our growth strategy is subject to a significant degree of risk.

Our growth strategy through acquisitions involves a significant degree of risk. Some of the companies that we have identified as acquisition targets or make a significant investment in may not have a developed business or are experiencing inefficiencies and incur losses. Therefore, we may lose our investment in the event that these companies’ businesses do not develop as planned or that we are unable to achieve the cost efficiencies or reduction of losses as anticipated.

Further, in order to implement our growth plan, we have hired additional staff and consultants to review potential investments and implement our plan. As a result, we have substantially increased our infrastructure and costs. If we fail to quickly find new companies that provide revenue to offset our costs, we will continue to experience losses. No assurance can be given that our product development and investments will produce sufficient revenues to offset these increases in expenditures.

Our inability to successfully integrate new acquisitions could adversely affect our combined business; our operations are widely disbursed.

As stated above, our growth strategy through acquisitions is fraught with risk. On June 2, 2017, we acquired a majority interest in Microphase Corp. Our strategy and business plan is dependent on our ability to successfully integrate Microphase’s and our other acquisition’s operations. In addition, while we are based in Fremont, CA, Microphase’s operations are located in Shelton, Connecticut and Digital Power Limited’s (doing business as Gresham Power) operations are located in Salisbury, England. These distant locations will stretch our resources and management time. Further, failure to quickly and adequately integrate all of these operations and personnel could adversely affect our combined business and our ability to achieve our objectives and strategy. No assurance can be given that we will realize synergies in the areas we currently operate.

A  principal stockholder has significant influence over us.

Philou Ventures, LLC, (“Philou Ventures”) beneficially owns approximately 16.8% of our currently outstanding Common Stock on a fully diluted basis, as of January 12, 2018. As a result, it will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets, and any other significant corporate transaction. Its interests may not always coincide with those of our other stockholders.

A principal stockholder has certain rights to maintain its ownership interest in us.

In connection with entering into a Series B Preferred Stock purchase agreement on March 9, 2017, with Philou Ventures, we granted Philou Ventures the right to participate in future offerings under substantially the same terms of such offerings in order to allow Philou Ventures to maintain its ownership interest. If exercised by Philou Ventures, this contractual right has the effect of allowing Philou Ventures to maintain its interest in us and further dilute existing shareholders’ ownership interests in the event that we issue equity securities in such further offerings.

Our success is dependent on key management.

Our success depends substantially on the performance of certain key officers and personnel, in particular their ability to identify, acquire and operate new businesses and opportunities. The loss of the services of either Messrs. Ault or Kohn would have a material adverse effect on our business, results of operations, financial condition and prospects. We have not obtained key person insurance for these individuals.

Microphase is in technical default of a $450,000 loan.

In connection with our acquisition of a controlling interest in Microphase, Microphase delivered a promissory note in the principal face amount of $450,000 to an unsecured creditor for Microphase’s prior legal work.  The promissory note is secured by 10,000 shares of our Series E preferred stock.  Subject to shareholder approval, each share of Series E preferred stock is convertible into 60 shares of our common stock.  Under the terms of the promissory note, we were required to obtain shareholder approval of the conversion of the Series E preferred stock by August 1, 2017, which has not yet occurred. We will hold a shareholders’ meeting on December 28, 2017 to, among other things, seek approval of the conversion of the Series E preferred stock. The holder of the Microphase promissory note has not initiated any action to notice an event of default and we have had some limited discussion with the holder as to this issue. No assurance can be given that the holder will not send a notice of default under the Microphase promissory note and seek immediate collection.  In the event the holder does initiate collection action under the promissory note, this could have an adverse effect on Microphase’s operations, and, in turn, our investment in Microphase and therefore upon us as well.

We depend on Advice Electronics Ltd. (“Advice”) to maintain the technology used to manufacture our products and to manufacture some of our products. We also depend on the right to manufacture certain products subject to royalty payments with Advice.

In January 2016, Telkoor, a prior affiliate, sold its entire commercial assets to Advice which included without limitation product IP, manufacturing rights, customer base, inventory, staff and technological capabilities. Following such transaction, we entered into a manufacturing and distribution agreement with Advice. This agreement allows us to manufacture certain Advice products (formerly owned by Telkoor) through August 2017 against royalty payments. From August 2017 through December 2020, subject to Advice's consent, we will be allowed to continue distributing and selling certain Advice products while keeping product branding under our brand, after which we will be entitled to distribute the products under DPW Holdings, Inc. brand until December 2020.

We depend on Advice to design and retain up to date product technology and for manufacturing capabilities for certain of the products that we sell. If Advice is unable or unwilling to continue designing or manufacturing our products in required volumes and with a certain level of quality on a timely basis, that could lead to loss of sales and adversely affect our operating results and cash position. We also depend on Advice's intellectual property and ability to transfer production to third party manufacturers. Failure to obtain new products in a timely manner or delay in delivery of products to customers will have an adverse effect on our ability to meet our customers’ expectations. In addition, we operate in highly competitive markets where our ability to sell Advice’s products could be adversely affected by Advice's agreements with third parties, long lead-times and the high cost of Advice’s products. Also, in 2012, Telkoor’s products manufacturing lead-times increased, which hindered our ability to respond to our customers’ needs in timely manner. Advice's principal offices, research and development and manufacturing facilities are located in Israel. Political, economic and military conditions in Israel directly affect Advice operations. We are also dependent upon Advice’s terms and conditions with its contract manufacturers for some of our products, which terms and conditions may not always be in our best interest. In 2010, we purchased certain IP from Telkoor in order to reduce our dependency on Telkoor with respect to a certain line of products. We also entered into a Manufacturing Rights Agreement with Advice in 2016, pursuant to which we were granted the non-exclusive right to directly place purchase orders for certain products from a third-party manufacturer in consideration for payment of royalties to Advice. This agreement currently accounts for a significant portion of our sales. In the event this agreement is terminated for any reason, it would materially affect our financial position.

We are dependent upon our ability, and our contract manufacturers’ ability, to timely procure electronic components.

Because of the global economy, many raw material vendors have reduced capacities, closed production lines and, in some cases, even discontinued their operations. As a result, there is a global shortage of certain electronic components, which has extended our production lead-time and our production costs. Some materials are no longer available to support some of our products, thereby requiring us to search for cross materials or, even worse, redesign some of our products to support currently-available materials. Such redesign efforts may require certain regulatory and safety agency re-submittals, which may cause further production delays. While we have initiated actions that we believe will limit our exposure to such problems, the dynamic business conditions in many of our markets may challenge the solutions that have been put in place, and issues may recur in the future.

In addition, some of our products are manufactured, assembled and tested by third party subcontractors and contract manufacturers located in Asia. While we have had relationships with many of these third parties in the past, we cannot predict how or whether these relationships will continue in the future. In addition, changes in management, financial viability, manufacturing demand or capacity, or other factors, at these third parties could hurt our ability to manufacture our products.

Our strategic focus on our custom power supply solution competencies and concurrent cost reduction plans may be ineffective or may limit our ability to compete.

As a result of our strategic focus on custom power supply solutions, we will continue to devote significant resources to developing and manufacturing custom power supply solutions for a large number of customers, where each product represents a uniquely tailored solution for a specific customer’s requirements. Failure to meet these customer product requirements or a failure to meet production schedules and/or product quality standards may put us at risk with one or more of these customers. Moreover, changes in market conditions and strategic changes at the direction of our customers may affect their decision to continue to purchase from us. The loss of one or more of our significant custom power supply solution customers could have a material adverse impact on our revenues, business or financial condition.

We have also implemented a series of initiatives designed to increase efficiency and reduce costs. While we believe that these actions will reduce costs, they may not be sufficient to achieve the required operational efficiencies that will enable us to respond more quickly to changes in the market or result in the improvements in our business that we anticipate. In such event, we may be forced to take additional cost-reducing initiatives, including those involving our personnel, which may negatively impact quarterly earnings and profitability as we account for severance and other related costs. In addition, there is the risk that such measures could have long-term adverse effects on our business by reducing our pool of talent, decreasing or slowing improvements in our products or services, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our solutions increases and limiting our ability to hire and retain key personnel. These circumstances could cause our earnings to be lower than they otherwise might be.

We are dependent upon our ability to attract, retain and motivate our key personnel.

Our success depends on our ability to attract, retain and motivate our key management personnel, including, but not limited to, our President and Chief Executive Officer, our Vice President of Finance, marketing and sales personnel, and key engineers necessary to implement our business plan and to grow our business. Competition for certain specific technical and management skill sets is intense. If we are unable to identify and hire the personnel that we need to succeed, or if one or more of our present key employees were to cease to be associated with us, our future results could be adversely affected.

We depend upon a few major customers for a majority of our revenues, and the loss of any of these customers, or the substantial reduction in the quantity of products that they purchase from us, would significantly reduce our revenues and net income.

We currently depend upon a few major OEMs and other customers for a significant portion of our revenues. If our major OEM customers reduce or cancel their orders scaling back some of their activities, our revenues and net income would be significantly reduced. Furthermore, diversions in the capital spending of certain of these customers to new network elements have and could continue to lead to their reduced demand for our products, which could, in turn, have a material adverse effect on our business and results of operations. If the financial condition of one or more of our major customers should deteriorate, or if they have difficulty acquiring investment capital due to any of these or other factors, a substantial decrease in our revenues would likely result.

We are dependent on the electronic equipment industry, and accordingly will be affected by the impact on that industry of current economic conditions.

Substantially all of our existing customers are in the electronic equipment industry, and they manufacture products that are subject to rapid technological change, obsolescence and large fluctuations in demand. This industry is further characterized by intense competition and volatility. The OEMs serving this industry are pressured for increased product performance and lower product prices. OEMs, in turn, make similar demands on their suppliers, such as us, for increased product performance and lower prices. Such demands may adversely affect our ability to successfully compete in certain markets or our ability to sustain our gross margins.

Our reliance on subcontract manufacturers to manufacture certain aspects of our products involves risks, including delays in product shipments and reduced control over product quality.

Since we do not own significant manufacturing facilities, we must rely on, and will continue to rely on, a limited number of subcontract manufacturers to manufacture our power supply products. Our reliance upon such subcontract manufacturers involves several risks, including reduced control over manufacturing costs, delivery times, reliability and quality of components, unfavorable currency exchange fluctuations and continued inflationary pressures on many of the raw materials used in the manufacturing of our power supply products. If we were to encounter a shortage of key manufacturing components from limited sources of supply, or experience manufacturing delays caused by reduced manufacturing capacity, inability of our subcontract manufacturers to procure raw materials, the loss of key assembly subcontractors, difficulties associated with the transition to our new subcontract manufacturers or other factors, we could experience lost revenues, increased costs, and delays in, or cancellations or rescheduling of, orders or shipments, any of which would materially harm our business.

We outsource, and are dependent upon developer partners for, the development of some of our custom design products.

We made an operational decision to outsource some of our custom design products to numerous developer partners. This business structure will remain in place until the custom design volume justifies expanding our in-house capabilities. Incomplete product designs that do not fully comply with the customer specifications and requirements might affect our ability to transition to a volume production stage of the custom designed product where the revenue goals are dependent on the high volume of custom product production. Furthermore, we rely on the design partners’ ability to provide high quality prototypes of the designed product for our customer approval as a critical stage to approve production.

We face intense industry competition, price erosion and product obsolescence, which, in turn, could reduce our profitability.

We operate in an industry that is generally characterized by intense competition. We believe that the principal bases of competition in our markets are breadth of product line, quality of products, stability, reliability and reputation of the provider, along with cost. Quantity discounts, price erosion and rapid product obsolescence due to technological improvements are therefore common in our industry as competitors strive to retain or expand market share. Product obsolescence can lead to increases in unsaleable inventory that may need to be written off and, therefore, could reduce our profitability. Similarly, price erosion can reduce our profitability by decreasing our revenues and our gross margins. In fact, we have seen price erosion over the last several years on most of the products we sell, and we expect additional price erosion in the future.

Our future results are dependent on our ability to establish, maintain and expand our manufacturers’ representative OEM relationships and our other relationships.

We market and sell our products through domestic and international OEM relationships and other distribution channels, such as manufacturers’ representatives and distributors. Our future results are dependent on our ability to establish, maintain and expand our relationships with OEMs as well as with manufacturers’ representatives and distributors to sell our products. If, however, the third parties with whom we have entered into such OEM and other arrangements should fail to meet their contractual obligations, cease doing, or reduce the amount of their business with us or otherwise fail to meet their own performance objectives, customer demand for our products could be adversely affected, which would have an adverse effect on our revenues.

We may not be able to procure necessary key components for our products, or we may purchase too much inventory or the wrong inventory.

The power supply industry, and the electronics industry as a whole, can be subject to business cycles. During periods of growth and high demand for our products, we may not have adequate supplies of inventory on hand to satisfy our customers' needs. Furthermore, during these periods of growth, our suppliers may also experience high demand and, therefore, may not have adequate levels of the components and other materials that we require to build products so that we can meet our customers' needs. Our inability to secure sufficient components to build products for our customers could negatively impact our sales and operating results. We may choose to mitigate this risk by increasing the levels of inventory for certain key components. Increased inventory levels can increase the potential risk for excess and obsolescence should our forecasts fail to materialize or if there are negative factors impacting our customers’ end markets. If we purchase too much inventory or the wrong inventory, we may have to record additional inventory reserves or write-off the inventory, which could have a material adverse effect on our gross margins and on our results of operations.

Although we depend on sales of our legacy products for a meaningful portion of our revenues, these products are mature and their sales will decline.

A relatively large portion of our sales have historically been attributable to our legacy products. We expect that these products may continue to account for a meaningful percentage of our revenues for the foreseeable future. However, these sales are declining. Although we are unable to predict future prices for our legacy products, we expect that prices for these products will continue to be subject to significant downward pressure in certain markets for the reasons described above. Accordingly, our ability to maintain or increase revenues will be dependent on our ability to expand our customer base, to increase unit sales volumes of these products and to successfully, develop, introduce and sell new products such as custom design and value added products. We cannot assure you that we will be able to expand our customer base, increase unit sales volumes of existing products or develop, introduce and/or sell new products.

Our operating results may vary from quarter to quarter.

Our operating results have in the past been subject to quarter-to-quarter fluctuations, and we expect that these fluctuations will continue, and may increase in magnitude, in future periods. Demand for our products is driven by many factors, including the availability of funding for our products in our customers’ capital budgets. There is a trend for some of our customers to place large orders near the end of a quarter or fiscal year, in part to spend remaining available capital budget funds. Seasonal fluctuations in customer demand for our products driven by budgetary and other concerns can create corresponding fluctuations in period-to-period revenues, and we therefore cannot assure you that our results in one period are necessarily indicative of our revenues in any future period. In addition, the number and timing of large individual sales and the ability to obtain acceptances of those sales, where applicable, have been difficult for us to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or deferral of one or more significant sales in a quarter could harm our operating results for such quarter. It is possible that, in some quarters, our operating results will be below the expectations of public market analysts or investors. In such events, or in the event adverse conditions prevail, the market price of our common stock may decline significantly.

Failure of our information technology infrastructure to operate effectively could adversely affect our business.

We depend heavily on information technology infrastructure to achieve our business objectives. If a problem occurs that impairs this infrastructure, the resulting disruption could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on business in the normal course. Any such events could cause us to lose customers or revenue and could require us to incur significant expense to remediate.

We are subject to certain governmental regulatory restrictions relating to our international sales.

Some of our products are subject to International Traffic in Arms Regulation (“ITAR”), which are interpreted, enforced and administered by the U.S. Department of State. ITAR regulation controls not only the export, import and trade of certain products specifically designed, modified, configured or adapted for military systems, but also the export of related technical data and defense services as well as foreign production. Any delays in obtaining the required export, import or trade licenses for products subject to ITAR regulation and rules could have a material adverse effect on our business, financial condition, and/or operating results. In addition, changes in United States export and import laws that require us to obtain additional export and import licenses or delays in obtaining export or import licenses currently being sought could cause significant shipment delays and, if such delays are too great, could result in the cancellation of orders. Any future restrictions or charges imposed by the United States or any other country on our international sales or foreign subsidiary could have a materially adverse effect on our business, financial condition, and/or operating results. In addition, from time to time, we have entered into contracts with the Israeli Ministry of Defense which were governed by the U.S. Foreign Military Financing program (“FMF”). Any such future sales would be subject to these regulations. Failure to comply with ITAR or FMF rules could have a material adverse effect on our financial condition, and/or operating results.

We depend on international operations for a substantial majority of our components and products.

We purchase a substantial majority of our components from foreign manufacturers and have a substantial majority of our commercial products assembled, packaged, and tested by subcontractors located outside the United States. These activities are subject to the uncertainties associated with international business operations, including trade barriers and other restrictions, changes in trade policies, governmental regulations, currency exchange fluctuations, reduced protection for intellectual property, war and other military activities, terrorism, changes in social, political, or economic conditions, and other disruptions or delays in production or shipments, any of which could have a materially adverse effect on our business, financial condition, and/or operating results.

We depend on international sales for a portion of our revenues.

Sales to customers outside of North America accounted for 40.2% and 55.8% of net revenues for the years ended December 31, 2016 and 2015, and 28.8% and 44.2% of net revenues for the quarters ended September 30, 2017 and 2016, and we expect that international sales will continue to represent a material portion of our total revenues. International sales are subject to the risks of international business operations as described above, as well as generally longer payment cycles, greater difficulty collecting accounts receivable, and currency restrictions. In addition, Digital Power Limited, our wholly-owned subsidiary in England, supports our European and other international customers, distributors, and sales representatives, and therefore is also subject to local regulation. International sales are also subject to the export laws and regulations of the United States and other countries.

If our accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes, our business could be seriously harmed.

We evaluate our disclosure controls and procedures as of the end of each fiscal quarter, and are annually reviewing and evaluating our internal control over financial reporting in order to comply with SEC rules relating to internal control over financial reporting adopted pursuant to the Sarbanes-Oxley Act of 2002. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain effective internal control over financial reporting or our management does not timely assess the adequacy of such internal control, we may be subject to regulatory sanctions, and our reputation may decline.

The sale of our products is dependent upon our ability to satisfy the proprietary requirements of our customers.

We depend upon a relatively narrow range of products for the majority of our revenue. Our success in marketing our products is dependent upon their continued acceptance by our customers. In some cases, our customers require that our products meet their own proprietary requirements. If we are unable to satisfy such requirements, or forecast and adapt to changes in such requirements, our business could be materially harmed.

The sale of our products is dependent on our ability to respond to rapid technological change, including evolving industry-wide standards, and may be adversely affected by the development, and acceptance by our customers, of new technologies which may compete with, or reduce the demand for, our products.

Rapid technological change, including evolving industry standards, could render our products obsolete. To the extent our customers adopt such new technology in place of our products, the sales of our products may be adversely affected. Such competition may also increase pricing pressure for our products and adversely affect the revenues from such products.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete, and our products could infringe upon the intellectual property rights of others, resulting in claims against us, the results of which could be costly.

Many of our products consist entirely or partly of proprietary technology owned by us. Although we seek to protect our technology through a combination of copyrights, trade secret laws and contractual obligations, these protections may not be sufficient to prevent the wrongful appropriation of our intellectual property, nor will they prevent our competitors from independently developing technologies that are substantially equivalent or superior to our proprietary technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. In order to defend our proprietary rights in the technology utilized in our products from third party infringement, we may be required to institute legal proceedings, which would be costly and would divert our resources from the development of our business. If we are unable to successfully assert and defend our proprietary rights in the technology utilized in our products, our future results could be adversely affected.

Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we may become subject to legal proceedings and claims for alleged infringement from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, require us to reengineer or cease sales of our products or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad.

If we are unable to satisfy our customers’ specific product quality, certification or network requirements, our business could be disrupted and our financial condition could be harmed.

Our customers demand that our products meet stringent quality, performance and reliability standards. We have, from time to time, experienced problems in satisfying such standards. Defects or failures have occurred in the past, and may in the future occur, relating to our product quality, performance and reliability. From time to time, our customers also require us to implement specific changes to our products to allow these products to operate within their specific network configurations. If we are unable to remedy these failures or defects or if we cannot effect such required product modifications, we could experience lost revenues, increased costs, including inventory write-offs, warranty expense and costs associated with customer support, delays in, or cancellations or rescheduling of, orders or shipments and product returns or discounts, any of which would harm our business.

If we ship products that contain defects, the market acceptance of our products and our reputation will be harmed and our customers could seek to recover their damages from us.

Our products are complex, and despite extensive testing, may contain defects or undetected errors or failures that may become apparent only after our products have been shipped to our customers and installed in their network or after product features or new versions are released. Any such defect, error or failure could result in failure of market acceptance of our products or damage to our reputation or relations with our customers, resulting in substantial costs for us and our customers as well as the cancellation of orders, warranty costs and product returns. In addition, any defects, errors, misuse of our products or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. Our customers could seek to have us pay for these losses. Although we maintain product liability insurance, it may not be adequate.

Our common stock price is volatile.

Our common stock is listed on the NYSE American. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. The exercise of outstanding options and warrants may adversely affect our stock price and a shareholder’s percentage of ownership.

We have a substantial number of convertible notes, warrants and options outstanding that could affect our price.

Due to a number of financings, we have a substantial number of shares that are subject to issuance pursuant to outstanding convertible debt, warrants and options. These conversion prices and exercise prices range from $0.01 to $1.69 per share of common stock. As of January 2, 2018, the number of shares of common stock subject to convertible notes, warrants and options were 1,283,940, 7,133,828 and 3,877,500 respectively. The issuance of common stock pursuant to convertible notes, warrants and options at conversion or exercise prices less than market prices may have the effect of limiting an increase in market price of our common stock until all of these underling shares have been issued.

We have a number of shares of common stock subject to registration rights.

Due to a number of financings, we have contractually agreed to register with the SEC shares of common stock, and common stock underlying outstanding warrants and convertible debt in connection with private placements of our securities. The potential resale at the same time of a large number of shares of common stock and common stock underlying warrants and convertible debt by such selling stockholders may adversely affect the market price of our common stock.

USE OF PROCEEDS

We are registering shares of our common stock pursuant to registration rights granted to the selling stockholder. We will not receive any of the proceeds from any sale or other disposition of the common stock covered by this prospectus. All proceeds from the sale of the common stock will be paid directly to the selling stockholder.

DESCRIPTION OF PRIVATE PLACEMENT TRANSACTION

On December 4, 2017, we entered into a Securities Purchase Agreement (the “December 2017 Purchase Agreement”) with an institutional investor pursuant to which we agreed, upon the terms and subject to the conditions of the December 2017 Purchase Agreement, to issue and sell to the investor the December 2017 Debenture, for a purchase price of $500,000 with a principal face amount of $550,000, and the 150,000 Shares.  The transaction closed on December 14, 2017.

The December 2017 Debenture has a term of eight months, bears interest at 5% per year and the principal of the December 2017 Debenture and interest earned thereon may be converted into shares of common stock at $0.60 per share, subject to adjustments for lower priced issuances, stock splits, stock dividends, combinations or similar events. The interest may be paid in cash or, subject to the satisfaction of certain equity conditions, in shares of common stock at our discretion.  In the event that we consummate any debt or equity financing with gross proceeds equal to or greater than $7,500,000, then we shall prepay to the holder in cash 110% of the outstanding principal amount of the December 2017 Debenture and any accrued and unpaid interest if the closing of such transaction occurs within ninety days from the original issue date of the December 2017 Debenture, and the Company shall prepay to the holder in cash 115% of the outstanding principal amount of the December 2017 Debenture and any accrued and unpaid interest if the Closing of such transaction occurs between 91 days from the original issue date and the maturity date of the December 2017 Debenture. We have the option to prepay all amounts owed under the December 2017 Debenture in cash at a rate of 110% within 90 days from the original issue date and 115% from 91 days from the original issue date through the maturity date. We shall not issue any shares of common stock upon conversion of the December 2017 Debenture if the issuance of such shares, when aggregated with the 150,000 Shares, would exceed 3,138,479 shares of common stock, except that such limitation shall not apply in the event that we obtain the approval of its stockholders as required by the applicable rules of the NYSE American for issuances of common stock in excess of such amount. The December 2017 Debenture contains a 4.99% beneficial ownership limitation, which may be increased at the holder’s option to up to 9.99% with 61 days written notice. Further, until the earlier of repayment or conversion, we shall not enter into variable rate transactions.

The December 2017 Debenture contains standard and customary events of default including, but not limited to, failure to make payments when due, failure to comply with certain covenants therein, or bankruptcy or insolvency of the Company. Upon an event of default, 150% of the outstanding principal amount of the December 2017 Debenture, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash or in shares of common stock.

In connection with the December 2017 Purchase Agreement, we entered into a registration rights agreement with the investor, pursuant to which we agreed to file a registration statement with the SEC covering the Shares and December 2017 Debenture Shares within 30 days of the closing.

SELLING STOCKHOLDER

We are registering the shares of common stock in order to permit the selling stockholder to offer the Shares and the December 2017 Debenture Shares for resale from time to time. Except for the purchases by the selling stockholder of the securities described in “Description of Private Placement Transaction”, the selling stockholder has not had any material relationship with us or our affiliates within the past three years.

The table below lists the selling stockholder and other information regarding the beneficial ownership of the shares of common stock by such selling stockholder, based on 30,397,299 shares of common stock outstanding as of January 2, 2018. The second column lists the number of shares of common stock beneficially owned by the selling shareholder, assuming conversion of the December 2017 Debenture. The third column lists the shares of common stock being offered by this prospectus by the selling stockholder. The selling stockholder may sell all, some or none of its shares in this offering. See "Plan of Distribution." The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

When we refer to “selling stockholder” in this prospectus, we mean the person or entity listed in the table below, as well as its transferees, pledgees or donees or their successors. The selling stockholder may sell all, a portion or none of its shares at any time. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling shareholder. Except as otherwise indicated, the selling stockholder has sole voting and dispositive power with respect to such shares.

	Shares Beneficially Owned Prior to Offering			Shares to be Offered		Shares Beneficially Owned After Offering (1)
Name of Selling Stockholder	Number		Percentage	Number		Number	Percentage
Twitchell Fund LLC (2)	1,097,055	(3)	3.50%	1,097,055	(3)	0	0%

Notes:
*	Represents less than one percent.
(1)	Assumes that the selling stockholder has sold all of the common stock registered for resale, which may or may not occur.
(2)	Peter Wert is the managing member of Twitchell Fund LLC and exercises sole voting and investment power on behalf of Twitchell Fund LLC.
(3)	Includes 150,000 shares of common stock and 947,055 shares of common stock issuable upon conversion of the December 2017 Debenture, including interest payable thereon for the term of the debenture.

PLAN OF DISTRIBUTION

The selling stockholder of the common stock and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of common stock on the NYSE American, LLC or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions it assumes. The selling stockholder may also sell shares of the common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

DESCRIPTION OF OUR SECURITIES

The selling stockholder may, from time to time, sell, transfer, or otherwise dispose of any or all of its shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. This prospectus provides you with a general description of the common stock the selling stockholder may offer.

We are authorized to issue 200,000,000 shares of Class A Common Stock and 25,000,000 shares of Class B Common Stock, par value $0.001 per share.  As of January 2, 2018, there were 30,397,299 shares of our Class A common stock issued and outstanding but no shares of Class B common stock issued or outstanding. The outstanding shares of our common stock are validly issued, fully paid and nonassessable. In this prospectus, all references solely to “common stock” shall refer to the Class A common stock.  We are authorized to issue up to 25,000,000 shares of preferred stock, par value $0.001 per share.  Of these shares of preferred stock, 500,000 are designated as Series A Redeemable Convertible Preferred Stock; 500,000 are designated as Series B Redeemable Convertible Preferred Stock; 460,000 shares are designated as Series C Redeemable Convertible Preferred Stock; 378,776 shares are designated as Series D Redeemable Convertible Preferred Stock; and 10,000 shares are designated as Series E Redeemable Convertible Preferred Stock. As of January 2, 2018, there were no shares of Series A Redeemable Convertible Preferred Stock outstanding; 100,000 shares of Series B Redeemable Convertible Preferred Stock outstanding; no shares of Series C Redeemable Convertible Preferred Stock outstanding; 378,776 shares of Series D Redeemable Convertible Preferred Stock outstanding; and no shares of Series E Redeemable Convertible Preferred Stock outstanding.

Common Stock

Holders of our shares Class A common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of our shares Class B common stock are entitled to ten votes for each share on all matters submitted to a shareholder vote. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of our common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of shareholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Holders of our common stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our common stock. Our common stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to our common stock.

December 2017 Debenture

In the December 2017 private placement we issued the December 2017 Debenture for an aggregate purchase price of $500,000 with an aggregate principal face amount of $550,000. The December 2017 Debenture has a term of eight months, bears interest at 5% per year and the principal of the December 2017 Debenture and interest earned thereon may be converted into shares of common stock at $0.60 per share, subject to adjustments for lower priced issuances, stock splits, stock dividends, combinations or similar events. The interest may be paid in cash or, subject to the satisfaction of certain equity conditions, in shares of common stock at our discretion.  In the event that we consummate any debt or equity financing with gross proceeds equal to or greater than $7,500,000, then we shall prepay to the holder in cash 110% of the outstanding principal amounts of the December 2017 Debenture and any accrued and unpaid interest if the closing of such transaction occurs within ninety days from the original issue date of a debenture, and we shall prepay to the holder in cash 115% of the outstanding principal amounts of the December 2017 Debenture and any accrued and unpaid interest if the closing of such transaction occurs between 91 days from the original issue date and the maturity date of the December 2017 Debenture. We have the option to prepay all amounts owed under the December 2017 Debenture in cash at a rate of 110% within 90 days from the original issue date and 115% from 91 days from the original issue date through the maturity date. We shall not issue any shares of common stock upon conversion of the December 2017 Debenture if the issuance of such shares, when aggregated with the 150,000 Shares, would exceed 3,005,877 shares of common stock, except that such limitation shall not apply in the event that the we obtain the approval of our stockholders as required by the applicable rules of the NYSE American for issuances of common stock in excess of such amount. The December 2017 Debenture contains a 4.99% beneficial ownership limitation, which may be increased at the holder’s option to up to 9.99% with 61 days written notice. Further, until the earlier of repayment or conversion, we shall not enter into a variable rate transactions.

The December 2017 Debenture contains standard and customary events of default including, but not limited to, failure to make payments when due under the December 2017 Debenture, failure to comply with certain covenants contained therein, or bankruptcy or insolvency of the Company. Upon an event of default, 150% of the outstanding principal amount of the December 2017 Debenture, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash or in shares of common stock.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Sichenzia Ross Ference Kesner LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2016, and for the year then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of Marcum, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2015, and for year then ended incorporated by reference in this prospectus have been so incorporated in reliance on the reports of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the securities covered by this prospectus. This prospectus and any prospectus supplement which form a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	Our Annual Report on Form 10-K for the period ended December 31, 2016;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and September 30, 2017, and Form 10-Q/A for the quarter ended June 30, 2017;

•
Current Reports on Form 8-K filed with the SEC on January 5, 2017, January 20, 2017, February 17, 2017, February 24, 2017, February 27, 2017, March 9, 2017, March 16, 2017, March 20, 2017, March 21, 2017, March 28, 2017, April 4, 2017, April 11, 2017, May 3, 2017, May 5, 2017, May 17, 2017, May 31, 2017, June 5, 2017, June 6, 2017, June 7, 2017, June 8, 2017, June 19, 2017, June 21, 2017, June 29, 2017, July 12, 2017, July 17, 2017, July 26, 2017, July 31, 2017, August 9, 2017, August 11, 2017, August 25, 2017, September 6, 2017 (Item 2.01 only), September 7, 2017, October 12, 2017, October 19, 2017, October 23, 2017, November 2, 2017, November 6, 2017 (Form 8-K/A), November 7, 2017, November 8, 2017 (Form 8-K/A), November 8, 2017, November 14, 2017, November 21, 2017, November 22, 2017, December 4, 2017, December 8, 2017, December 13, 2017 (Form 8-K/A), December 15, 2017 (Form 8-K/A), December 20, 2017, December 26, 2017, December 28, 2017, December 29, 2017 and January 2, 2018.

•	Our proxy statement dated November 17, 2017, and

•	The description of our common stock contained in Form 8-A.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part until the offering of the particular securities covered by a prospectus supplement or term sheet has been completed. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

We will provide you, without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus. Requests should be directed to DPW Holdings, Inc.., 48430 Lakeview Blvd., Fremont, California, 94538-3158; Tel.: (510) 657-2635; Attention: Milton C. Ault III, Chief Executive Officer.